Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CoreSite Realty Corporation:

We consent to the use of our report dated February 14, 2014, with respect to the consolidated balance sheets of CoreSite Realty Corporation as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule, Schedule III-Real Estate and Accumulated Depreciation, and the effectiveness of internal control over financial reporting as of December 31, 2013 incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado
September 26, 2014